Exhibit d.2

KOPP FUNDS, INC.

AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

        THIS AMENDMENT dated as of August 13, 2001 to the Investment Advisory Agreement, dated as of October 1, 1997, by and between Kopp Funds, Inc. and Kopp Investment Advisors, Inc., each a Minnesota corporation shall be as follows:

Paragraph 6 Expenses Paid by Corporation shall be amended and replaced in its entirety as follows:

a)        Except as provided in this paragraph, nothing in this Agreement shall be construed to impose upon the Advisor the obligation to incur, pay, or reimburse the Corporation for any expenses not specifically assumed by the Advisor under paragraph 2 above. Each Fund shall pay or cause to be paid all of its expenses and the Fund's allocable share of the Corporation's expenses, including, but not limited to, investment advisor fees; any compensation, fees, or reimbursements which the Corporation pays to its Directors who are not interested persons (as that phrase is defined in Section 2(a)(19) of the 1940 Act) of the Advisor; insurance premiums on property or personnel of the Fund which inure to its benefit, including liability and fidelity bond insurance; fees and expenses of the custodian, transfer agent, registrar or dividend disbursing agent; current legal, accounting and printing expenses; administrative, clerical, recordkeeping and bookkeeping expenses; brokerage commissions and all other expenses in connection with the execution of Fund transactions; interest; all federal, state and local taxes (including stamp, excise, income and franchise taxes); expenses of shareholders' meetings and of preparing, printing and distributing proxy statements, notices and reports to shareholders; expenses of preparing and filing reports and tax returns with federal and state regulatory authorities; and all expenses incurred in complying with all federal and state laws and the laws of any foreign country applicable to the issue, offer, or sale of Shares of the Funds, including but not limited to, all costs involved in the registration or qualification of Shares of the Funds for sale in any jurisdiction and all costs involved in preparing, printing and distributing prospectuses and statements of additional information to existing shareholders of the Funds.

The following paragraph shall be added in its entirety as follows:

        14.  Proprietary and Confidential Information

The Advisor agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Corporation all records and other information relative to the Corporation and prior, present, or potential shareholders (and clients of said shareholders) and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Corporation, which approval shall not be unreasonably withheld and may not be withheld where the Advisor may be exposed to civil or criminal contempt proceedings for failure to comply after being requested to divulge such information by duly constituted authorities, or when so requested by the Corporation.

Further, the Advisor will adhere to the privacy policies adopted by the Corporation pursuant to Title V of the Gramm-Leach-Bliley Act (the "Act") as may be modified from time to time. Notwithstanding the foregoing, the Advisor will not share any nonpublic personal information concerning any of the Corporation's shareholders with any third party unless specifically directed by the Corporation or allowed under one of the exceptions noted under the Act.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

The Advisor:	The Corporation:
KOPP INVESTMENT ADVISORS, INC.	KOPP FUNDS, INC.

By: /s/ LeRoy C. Kopp	By: /s/ LeRoy C. Kopp

Attest: /s/ K. S. Tillotson	Attest: /s/ K. S. Tillotson